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EXHIBIT 12

THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)
(Unaudited)

	For the Nine Months Ended September 28, 2003	For the Years Ended
(In thousands, except ratio)		December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998
Earnings from continuing operations before fixed charges
Income before income taxes and income/loss from joint ventures	$322,692	$504,433	$332,204	$637,830	$501,912	$454,423
Distributed earnings from less than fifty-percent owned affiliates	4,101	6,459	14,859	19,375	13,061	18,192

Adjusted pre-tax earnings from continuing operations	326,793	510,892	347,063	657,205	514,973	472,615
Fixed charges less capitalized interest	44,232	60,023	64,069	80,876	63,313	56,029

Earnings from continuing operations before fixed charges	$371,025	$570,915	$411,132	$738,081	$578,286	$528,644

Fixed charges
Interest expense, net of capitalized interest	$35,914	$48,697	$51,405	$68,566	$52,503	$46,927
Capitalized interest	3,174	1,662	459	—	—	173
Portion of rentals representative of interest factor	8,318	11,326	12,664	12,310	10,810	9,102

Total fixed charges	$47,406	$61,685	$64,528	$80,876	$63,313	$56,202

Ratio of earnings to fixed charges	7.83	9.26	6.37	9.13	9.13	9.41

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with this Form 10-Q, as well as the Company's Form 10-K for the period ended December 29, 2002.

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  EXHIBIT 12
THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Dollars in thousands, except ratios) (Unaudited)